Exhibit 99.149

DeFi Technologies Reports a Return of C$30.3 Million (US$22 Million) From an Arbitrage Trade by DeFi Alpha

●	Arbitrage Trade Execution: DeFi Alpha, DeFi Technologies’ specialized arbitrage trading desk, generated a one-time return of approximately C$30.2 million (US$22 million) from an arbitrage trade.

●	Strengthened Financial Position: The return from this trade will be reflected in the Company’s Q2 2025 financial statements, enhancing DeFi Technologies’ overall liquidity.

●	Strategic Alpha Generation: This result underscores DeFi Alpha’s ability to swiftly execute on market inefficiencies, reinforcing the Company’s commitment to disciplined trading strategies that drive shareholder value.

TORONTO, May 5, 2025 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce is pleased to announce a successful trade executed by its specialized arbitrage trading desk, DeFi Alpha, generating a return of approximately C$30.3 million (US$22 million).

Launched in Q2 2024, DeFi Alpha was established to execute low-risk, high-efficiency trading strategies across centralized and decentralized markets. In its first year of operations, DeFi Alpha generated C$132.1 million (US$96.8 million) in revenue through systematic arbitrage trading, significantly enhancing DeFi Technologies’ liquidity and digital asset reserves.

This latest arbitrage trade underscores DeFi Alpha’s ability to capitalize on market inefficiencies with precision and scale. The resulting gains will be reflected in the Company’s Q2 2025 financial statements, further strengthening DeFi Technologies’ financial position.

Olivier Roussy Newton, CEO of DeFi Technologies, commented:

“The continued performance of DeFi Alpha reflects our disciplined approach to identifying actionable opportunities in the digital asset space. The C$30.3 million (US$22 million) return from a single trade underscores the strength of our infrastructure and team, and reinforces our focus on delivering shareholder value through innovative, risk-mitigated strategies. We believe DeFi Alpha is well-positioned to be a recurring driver of revenue as we capitalize on evolving market conditions, make use of our existing ETPs, and continue expanding our product suite.”

DeFi Alpha is DeFi Technologies’ proprietary trading desk focused on capturing low-risk arbitrage opportunities across digital asset markets. Using advanced algorithmic strategies and deep market analytics, DeFi Alpha identifies pricing discrepancies in digital assets and executes trades with minimal market exposure. The desk operates across both centralized and decentralized exchanges, optimizing liquidity capture while limiting downside volatility.

The Company continues to actively evaluate additional arbitrage opportunities as market volatility increases and its diversified digital asset product suite—particularly through its Valour ETP business—creates favorable conditions for strategic and repeatable alpha generation. Both existing and newly launched Valour products open up additional opportunities for DeFi Alpha to generate consistent returns, making it an increasingly important part of the Company’s overall revenue strategy.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to DeFi Alpha’s performance, trading strategies and future trading opportunities; valuation of DeFi Alpha’s return; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of DeFi Technologies, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of exchange traded product by exchanges; availability of trading opportunities for DeFi Alpha; change in valuation of digital assets held by the Company; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681